Exhibit 99.1

Ballard to Supply 8 MW of Fuel Cell Engines to Stadler for Californian Passenger Rail

VANCOUVER, BC, Dec. 9, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a multi-year supply agreement with Stadler US ("Stadler"; www.stadlerrail.com) to supply 8 megawatts of FCmove®-HD+ fuel cell engines to power trains for the California Department of Transportation (Caltrans).

The supply of the FCmove®-HD+ engines will be integrated into Stadler's line of zero-emission passenger trains, the FLIRT H2.

The order builds on over three years of joint collaboration, including the successful integration of Ballard fuel cell engines into the FLIRT H2, which became the first Federal Railroad Administration (FRA) compliant hydrogen fuel cell powered passenger train demonstrated in the United States. The order supports Caltrans' purchase of 10 FLIRT H2 trains, with an option for an additional 19 trains, to strengthen the state's zero-emission passenger rail capabilities.

'We are thrilled to deepen our partnership with Stadler and support their work with Caltrans to decarbonize commuter rail transportation in California," said Randy MacEwen, Ballard CEO. "This order grows our footprint in the rail market and validates the value proposition for Ballard fuel cell engines to power passenger rail in regions lacking catenary wire infrastructure. Fuel cells offer a zero-emission replacement for diesel engines, with comparable payload, range, reliability, and refueling times," Mr. MacEwen concluded.

Martin Ritter, CEO of Stadler US commented, "Stadler is looking forward to working with Ballard and Caltrans to provide leading zero-emission trains to California and support the advancement of their zero-emission goals. The FLIRT H2 train can replace diesel trains on non-electrified or partially electrified lines for emission-free passenger transport avoiding the investment in costly overhead catenary lines electrification would otherwise require."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Stadler

Stadler has been building trains for over 80 years. The provider of mobility solutions in rail vehicle construction, service and signalling has its headquarters in Bussnang in eastern Switzerland. It has a workforce of around 14,500 based in various production and engineering locations as well as more than 80 service locations. The company is conscious of its social responsibility for sustainable mobility and therefore stands for innovative, sustainable and durable quality products. The product range in the field of mainline railways and city transport includes high-speed trains, intercity trains, regional and suburban trains, metros, tramways and trams. Stadler also manufactures main-line locomotives, shunting locomotives and passenger carriages. It is the world's leading manufacturer in the rack-and-pinion rail vehicle industry.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information: Ballard Power Systems:, Sumit Kundu - Manager Investor Relations +1.604.453.3517 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:30e 09-DEC-24